UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

August 14, 2013

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Stock Code Number: 8411
(Tokyo Stock Exchange (First Section))

Announcement regarding Capital Ratio as of June 30, 2013

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of June 30, 2013, based on “Consolidated Financial Statements for the First Quarter of Fiscal 2013” disclosed on July 31, 2013, as shown in the appendix.

Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel. 81-3-5224-2026

Appendix

Capital Ratio (Basel III)

Mizuho Financial Group

International Standard (Basel III)	[Consolidated]		(%, Billions of yen)

	As of June 30, 2013		As of March 31, 2013
		Change from March 31, 2013
(1) Total Capital Ratio	14.41	0.23	14.18
(2) Tier 1 Capital Ratio	11.43	0.41	11.02
(3) Common Equity Tier 1 Capital Ratio	8.55	0.39	8.16
(4) Total Capital	8,516.3	171.8	8,344.5
(5) Tier 1 Capital	6,756.6	269.2	6,487.4
(6) Common Equity Tier 1 Capital	5,055.9	252.1	4,803.8
(7) Risk weighted Assets	59,099.4	275.8	58,823.5
(8) Total Required Capital (7)X8%	4,727.9	22.0	4,705.8
Mizuho Bank
Domestic Standard (Basel II)	[Consolidated]			[Non-Consolidated]
	As of June 30, 2013		As of March 31, 2013	As of June 30, 2013
		Change from March 31, 2013
(1) Capital Adequacy Ratio	16.20	1.16	15.04	16.11
(2) Tier 1 Capital Ratio	12.39	0.73	11.66	12.27
(3) Tier 1 Capital	2,481.6	99.8	2,381.8	2,384.0
(4) Tier 2 Capital	871.1	(49.7)	920.8	870.4
(5) Deductions for Total Risk-based Capital	107.0	(124.5)	231.5	124.3
(6) Total Risk-based Capital	3,245.8	174.6	3,071.2	3,130.2
(7) Risk-weighted Assets	20,024.7	(387.5)	20,412.3	19,424.3
(8) Total Required Capital (7)X8%	1,601.9	(31.0)	1,632.9	1,553.9

*  Figures as of March 31, 2013 are on a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥125.7 billion) on April 1, 2013 is deducted from Tier 1 Capital.

Mizuho Corporate Bank
International Standard (Basel III)

(1) Total Capital Ratio	15.11	1.22	13.89	15.85
(2) Tier 1 Capital Ratio	12.23	1.20	11.03	12.84
(3) Common Equity Tier 1 Capital Ratio	9.42	0.77	8.65	9.75
(4) Total Capital	5,051.5	(78.5)	5,130.0	5,054.5
(5) Tier 1 Capital	4,090.6	19.2	4,071.3	4,097.3
(6) Common Equity Tier 1 Capital	3,150.3	(44.7)	3,195.0	3,110.3
(7) Risk weighted Assets	33,427.3	(3,480.9)	36,908.3	31,889.3
(8) Total Required Capital (7)X8%	2,674.1	(278.4)	2,952.6	2,551.1

*  Figures as of March 31, 2013 are on a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥424.4 billion) on April 1, 2013 is deducted from Common Equity Tier 1 Capital.

Mizuho Trust & Banking
International Standard (Basel III)

(1) Total Capital Ratio	18.20	0.98	17.22	18.40
(2) Tier 1 Capital Ratio	14.35	1.11	13.24	14.55
(3) Common Equity Tier 1 Capital Ratio	14.35	1.11	13.24	14.55
(4) Total Capital	461.4	13.9	447.5	459.5
(5) Tier 1 Capital	363.8	19.6	344.2	363.3
(6) Common Equity Tier 1 Capital	363.8	19.6	344.2	363.3
(7) Risk weighted Assets	2,534.2	(63.8)	2,598.0	2,496.2
(8) Total Required Capital (7)X8%	202.7	(5.1)	207.8	199.6

(Reference)

Mizuho Bank
International Standard (Basel III)

(1) Total Capital Ratio	14.90	0.82	14.08	14.59
(2) Tier 1 Capital Ratio	10.81	0.68	10.13	10.64
(3) Common Equity Tier 1 Capital Ratio	9.54	0.64	8.90	9.51
(4) Total Capital	3,370.4	111.8	3,258.6	3,212.6
(5) Tier 1 Capital	2,445.6	101.8	2,343.8	2,341.5
(6) Common Equity Tier 1 Capital	2,157.8	97.3	2,060.5	2,093.7
(7) Risk weighted Assets	22,618.6	(510.0)	23,128.6	22,005.1
(8) Total Required Capital (7)X8%	1,809.4	(40.8)	1,850.2	1,760.4

*  Figures as of March 31, 2013 are on a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥125.7 billion) on April 1, 2013 is deducted from Common Equity Tier 1 Capital.